Exhibit 99.1

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6015

July 16, 2008

Re: Results of A General Meeting of
Holders of Series A Notes of Elbit Imaging Ltd. (the "Company")

Further to the Company's report as of  June 23, 2008 ,the Company hereby notifies that at the general meeting of holders of Series A Notes of the Company (the "Meeting"), held on Tuesday, July 15, 2008, 85.32% of the holders of Series A Notes present at the Meeting by proxy, approved the appointment of Ziv Haft Trusts Company Ltd. ("Ziv Haft") as a trustee for the holders of Series A Notes of the Company, instead of Aurora Fidelity Trust Company Ltd. ("Aurora") and the amendment of the trust deed entered into by and between the Company and Aurora on February 21, 2006, as amended, accordingly.

Such appointment of Ziv Haft is subject to the receipt of the approval of the Israeli court.

Very truly yours,

Elbit Imaging Ltd.